ORGANIGRAM
GLOBAL

Q2
2026

Organigram Global Inc.
Condensed Consolidated Interim Financial Statements (Unaudited)

TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	17

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at March 31, 2026 and September 30, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	MARCH 31, 2026	SEPTEMBER 30, 2025
ASSETS
Current assets
Cash	$4,292	$28,200
Short-term investments	811	826
Restricted cash (Note 4)	49,651	55,394
Accounts and other receivables (Note 5)	53,388	64,859
Biological assets (Note 6)	17,230	17,931
Inventories (Note 7)	117,928	106,023
Prepaid expenses and deposits	6,786	11,664
	250,086	284,897

Property, plant and equipment (Note 8)	120,838	122,977
Intangible assets (Note 9)	39,218	48,511
Goodwill	52,524	52,524
Deferred charges and deposits	1,515	3,754
Other financial assets (Note 10)	57,131	49,548
	$521,312	$562,211

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$73,139	$89,247
Derivative liabilities (Note 11)	14,139	28,832
Other liabilities (Note 12)	1,467	8,080
	88,745	126,159

Derivative liabilities (Note 11)	—	5,506
Preferred shares (Note 13)	53,514	68,653
Other long-term liabilities (Note 12)	7,241	12,763
	149,500	213,081

SHAREHOLDERS' EQUITY
Share capital (Note 14)	924,185	919,908
Equity reserves	36,825	37,346
Accumulated other comprehensive income	481	603
Accumulated deficit	(589,679)	(608,727)
	371,812	349,130
	$521,312	$562,211

Subsequent events (Note 22)

On behalf of the Board:
/s/James Yamanaka, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    1

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the three and six months ended March 31, 2026 and 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025	MARCH 31, 2026	MARCH 31, 2025
REVENUE
Gross revenue (Note 18)	$93,250	$102,763	$190,548	$169,569
Excise taxes	(33,456)	(37,163)	(67,216)	(61,239)
Net revenue	59,794	65,600	123,332	108,330
Cost of sales	44,800	45,813	84,821	74,428
Gross margin before fair value adjustments	14,994	19,787	38,511	33,902
Realized fair value on inventories sold and other inventory charges (Note 7)	(21,834)	(14,192)	(38,745)	(27,258)
Unrealized gain on changes in fair value of biological assets (Note 6)	23,247	12,823	39,956	25,588
Gross margin	16,407	18,418	39,722	32,232

OPERATING EXPENSES
General and administrative (Note 19)	14,935	14,967	29,885	26,200
Sales and marketing	8,674	7,523	17,665	13,327
Research and development	2,025	2,662	4,109	5,031
Share-based compensation	566	849	1,274	2,058
Impairment of intangible assets (Note 9)	5,800	—	5,800	—
Total operating expenses	32,000	26,001	58,733	46,616

LOSS FROM OPERATIONS	(15,593)	(7,583)	(19,011)	(14,384)
Investment income, net of financing costs	(312)	(179)	(405)	(1,004)
Acquisition and transaction costs	4,356	974	5,962	5,478
Change in fair value of contingent consideration	(4,810)	(3,899)	(6,619)	(3,899)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 17)	(14,524)	(47,155)	(38,916)	(32,660)
Share issuance costs allocated to derivative liabilities	—	170	—	170
Other non-operating expense, net	618	156	1,919	(1,862)
(Loss) income before tax	(921)	42,350	19,048	19,393
Income tax recovery
Deferred, net	—	(106)	—	(106)
NET (LOSS) INCOME	(921)	42,456	19,048	19,499

OTHER COMPREHENSIVE (LOSS) INCOME
Change in fair value of investments at fair value through other comprehensive (loss) income (Note 10)	$297	(438)	(122)	(198)

COMPREHENSIVE (LOSS) INCOME	$(624)	$42,018	$18,926	$19,301

Net (loss) earnings per common share, basic	$(0.007)	$0.329	$0.141	$0.161
Net (loss) earnings per common share, diluted	$(0.007)	$0.318	$0.139	$0.155

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    2

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the six months ended March 31, 2026 and March 31, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Shares issued related to business combination, net of issue costs of $71	17,233,950	39,050	—	—	—	39,050
Private placement	7,562,447	23,963	—	—	—	23,963
Share-based compensation	—	—	2,263	—	—	2,263
Exercise of restricted share units	452,273	1,363	(1,363)	—	—	—
Exercise of performance share units	1,801	15	(15)	—	—	—
Net income	—	—	—		19,499	19,499
Other comprehensive loss	—	—	—	(198)	—	(198)
Balance - March 31, 2025	133,835,963	$917,282	$38,014	$(261)	$(564,469)	$390,566

Balance - October 1, 2025	134,461,029	$919,908	$37,346	$603	$(608,727)	$349,130
Shares issued to former shareholders of CPL, net of issue costs (Note 14 (i) and 20)	1,195,397	2,252	—	—	—	2,252
Share-based compensation (Note 14)	—	—	1,498	—	—	1,498
Exercise of stock options (Note 14)	3,350	11	(5)	—	—	6
Exercise of restricted share units (Note 14)	720,429	1,576	(1,576)	—	—	—
Exercise of performance share units (Note 14)	88,485	438	(438)	—	—	—
Net income	—	—	—	—	19,048	19,048
Other comprehensive loss	—	—	—	(122)	—	(122)
Balance - March 31, 2026	136,468,690	$924,185	$36,825	$481	$(589,679)	$371,812

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    3

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended March 31, 2026 and 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income	$19,048	$19,499
Items not affecting operating cash:
Share-based compensation (Note 14)	1,498	2,263
Depreciation and amortization	10,013	8,226
Impairment of intangible assets (Note 9)	5,800	—
Realized fair value on inventories sold and other inventory charges (Note 7)	38,745	27,258
Unrealized gain on changes in fair value of biological assets (Note 6)	(39,956)	(25,588)
Investment income, net of financing costs	(405)	(1,004)
Change in fair value of contingent consideration	(6,619)	(3,899)
Provisions and net realizable value adjustments related to inventory (Note 7)	3,785	—
Bad debts and provision for expected credit losses	827	—
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 17)	(38,916)	(32,660)
Unrealized foreign exchange loss (gain)	222	(2,054)
Share issuance costs allocated to derivative liabilities	—	$170
Income tax recovery	—	(106)
Cash and restricted cash used in operating activities before working capital changes	(5,958)	(7,895)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	1,829	2,117
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(18,644)	(14,987)
Net cash and restricted cash used in operating activities	(22,773)	(20,765)

FINANCING ACTIVITIES
Payment of share issue costs (Note 14)	(51)	—
Private placement, net of share issue costs	—	41,181
Payment of lease liabilities, net of sublease receipts	(831)	(693)
Payment of long-term debt	(25)	(30)
Stock options exercised	6	—
Net cash (used in) provided by financing activities	(901)	40,458

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(846)
Proceeds from short-term investments	820	836
Acquisition of subsidiary, net of cash acquired	—	(64,873)
Investment income	702	1,217
Other financial assets (Note 10)	(4,127)	—
Purchase of property, plant and equipment (Note 8)	(2,327)	(8,134)
Purchase of intangible assets	(23)	(52)
Net cash used in investing activities	(5,755)	(71,852)

Effect of foreign exchange on cash	(222)	2,054
DECREASE IN CASH AND RESTRICTED CASH	(29,651)	(50,105)

CASH AND RESTRICTED CASH
Beginning of period	83,594	132,605
End of period	$53,943	$82,500

Less: restricted cash	(49,651)	(69,319)
Cash as presented on the statement of financial position	$4,292	13,181

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    4

ORGANIGRAM GLOBAL INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended March 31, 2026 and March 31, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Global Inc. (formerly known as "Organigram Holdings Inc.") (the “Company”) is a publicly listed corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

On March 24, 2025, the shareholders of the Company at the annual and special meeting of shareholders approved an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc". On March 31, 2025, the Company obtained all regulatory approvals for the change of name of the Company.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) Organigram USA Inc. (formerly known as Collective Project USA Limited) ("OGI USA"), a wholly-owned subsidiary of Organigram Inc. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. OGI USA was incorporated under the General Corporation Law of the State of Delaware on April 12, 2019.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian"), and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

On April 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Motif Labs Ltd. ("Motif") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017.

On October 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Collective Project Limited (“CPL”) and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. CPL was incorporated under the CBCA on October 23, 2013.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2025 and 2024 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS Accounting Standards").

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 7, 2026.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, preferred shares, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    5

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, except for one subsidiary (OGI USA) and an associate (Alpha-Cannabis Pharma GmbH), for which the functional currencies have been determined to be United States dollars and Euros, respectively.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

New and amended accounting standards
Amendment to IAS 21: Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company’s international transactions are limited to a few countries, such as the United States, the United Kingdom, Australia and Germany. These countries all have active markets for their currencies and therefore, there is no risk of a lack of exchangeability for these currencies.

These amendments do not have any material impact on the Company’s consolidated financial statements.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies, and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

4.     RESTRICTED CASH
As at March 31, 2026, the Company held restricted cash balances of $49,651 (September 30, 2025 - $55,394). These balances represent the subscription agreement dated November 5, 2023, with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c ("BAT"), and are subject to contractual restrictions that limit their use for general corporate purposes. Accordingly, these amounts are presented separately in the consolidated statements of financial position and excluded from cash and cash equivalents in the consolidated statements of cash flows.

As of March 31, 2026, the Company had access to $10 million (March 31, 2025 - $nil) of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement. As of March 31, 2026, the Company had drawn $6 million (March 31, 2025 - $nil) of these funds.

5.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at March 31, 2026 and September 30, 2025:

	MARCH 31, 2026	SEPTEMBER 30, 2025
Gross trade receivables	$57,914	$69,288
Less: reserves for product returns and price adjustments	(497)	(734)
Less: expected credit losses	(5,796)	(4,969)
Trade receivables	51,621	63,585
Receivable from related party	971	701
Current portion of net investment in subleases	12	12
Other receivables	784	561
	$53,388	$64,859

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    6

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 - Inventories.

The changes in the carrying value of biological assets as at March 31, 2026 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2025	$6,032	$11,899	$17,931
Unrealized gain on changes in fair value of biological assets	—	39,956	39,956
Production costs capitalized	23,705	—	23,705
Transfer to inventory upon harvest	(20,738)	(43,624)	(64,362)
Balance, March 31, 2026	$8,999	$8,231	$17,230

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 17), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants based on its historical experience. As of March 31, 2026, it is expected that the Company’s biological assets will yield 36,435 kg (September 30, 2025 – 35,108 kg) of cannabis when eventually harvested. Changes in fair value less costs to sell of biological assets are recognized in the condensed consolidated interim statements of operations and comprehensive (loss) income.

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at March 31, 2026 and September 30, 2025:

	March 31, 2026
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$799	$1,193	$1,992
Dry cannabis
Available for packaging	28,182	27,579	55,761
Packaged inventory	6,730	777	7,507
Flower and trim available for extraction	4,391	1,853	6,244
Concentrated extract	1,525	397	1,922
Formulated extracts
Available for packaging	1,601	996	2,597
Packaged inventory	23,062	2,396	25,458
Packaging and supplies	16,447	—	16,447
	$82,737	$35,191	$117,928

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    7

	SEPTEMBER 30, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$4,794	$2,928	$7,722
Dry cannabis
Available for packaging	14,266	17,265	31,531
Packaged inventory	4,088	2,884	6,972
Flower and trim available for extraction	2,336	1,237	3,573
Concentrated extract	4,711	1,499	6,210
Formulated extracts
Available for packaging	20,267	668	20,935
Packaged inventory	11,414	346	11,760
Packaging and supplies	17,320	—	17,320
	$79,196	$26,827	$106,023

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the three and six months ended March 31, 2026 was $34,962 and $69,177 (March 31, 2025 – $38,852 and $63,016), respectively. The amount of inventory provisions and waste for the three and six months ended March 31, 2026 was $4,816 and $6,566 (March 31, 2025 – $1,764 and $2,924), respectively, which include, provisions for excess and unsaleable inventories of $3,420 and $3,485 (March 31, 2025 – $548 and $561), respectively, adjustments to net realizable value of $27 and $300 (March 31, 2025 – $nil and $151), respectively and processing and packaging waste of $1,369 and $2,781 (March 31, 2025 – $1,216 and $2,212), respectively, which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the three and six months ended March 31, 2026 was $21,834 and $38,745 (March 31, 2025 – $14,192 and $27,258), respectively, including realized fair value on inventories sold of $19,910 and $36,705 (March 31, 2025 – $13,725 and $26,244), respectively. Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three and six months ended March 31, 2026 were $1,951 and $2,340 (March 31, 2025 – $467 and $1,165), respectively, consisting of $27 and $300 (March 31, 2025 – $nil and $151), respectively, recognized in cost of sales and $1,924 and $2,040 (March 31, 2025 – $467 and $1,014), respectively, recognized in fair value adjustments.

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	GROWING & PROCESSING EQUIPMENT	LEASEHOLD IMPROVEMENTS	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2025	$4,705	$164,007	$186,310	$11,152	$17,782	$9,503	$393,459
Additions	—	381	3,799	178	—	—	4,358
Balance, March 31, 2026	$4,705	$164,388	$190,109	$11,330	$17,782	$9,503	$397,817

Accumulated depreciation and impairment
Balance, September 30, 2025	$(2,721)	$(109,222)	$(143,350)	$(1,327)	$(12,268)	$(1,594)	$(270,482)
Depreciation	—	(1,620)	(3,571)	(320)	(310)	(676)	(6,497)
Balance, March 31, 2026	$(2,721)	$(110,842)	$(146,921)	$(1,647)	$(12,578)	$(2,270)	$(276,979)

Net book value
September 30, 2025	$1,984	$54,785	$42,960	$9,825	$5,514	$7,909	$122,977
March 31, 2026	$1,984	$53,546	$43,188	$9,683	$5,204	$7,233	$120,838

Included in deferred charges and deposits is $1,399 (September 30, 2025 – $3,540) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded in property, plant and equipment as equipment is received.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    8

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	MARCH 31, 2026	MARCH 31, 2025
Total additions (including right-of-use lease assets)	$4,358	$29,616
Additions related to business combinations	—	(25,608)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(1,797)	5,954
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(234)	(1,828)
Purchase of property, plant and equipment	$2,327	$8,134

9.    INTANGIBLE ASSETS
Cash generating unit ("CGU") Impairment
During the three and six months ended March 31, 2026, the Company identified indicators of impairment related to the CPL CGU primarily as a result of regulatory restrictions affecting hemp-derived products in the U.S. market. This regulatory development adversely impacted management’s expectations regarding future revenues, profitability and cash flows associated with the CGU.

Accordingly, the Company performed an impairment assessment in accordance with IAS 36, Impairment of Assets. The recoverable amount of the CPL CGU was determined using a value-in-use methodology based on cash flow projections derived from management-approved forecasts covering a period of approximately 4 years. The key assumptions used in the valuation included forecast revenues, expected operating margins, anticipated impacts of regulatory restrictions, a pre-tax discount rate of 15.5% and a long-term average annual forecast growth rate of 1.3% reflecting the risks specific to the CGU and industry conditions.

Based on the assessment performed, the recoverable amount of the CPL CGU was determined to be approximately $5,800 lower than its carrying amount as at March 31, 2026. Accordingly, the Company recognized an impairment loss of $5,800 during the period.

10. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 17 provides additional details on the fair value calculation of each investment.

ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2025	FUNDED	FAIR VALUE CHANGES	BALANCE, MARCH 31, 2026
Weekend Holdings Corp. ("WHC")	Preferred shares	$6,107	$—	$(122)	$5,985
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$12,459	$4,127	$(2,672)	$13,914
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$3,462	$—	$204	$3,666
Sanity Group GmbH ("Sanity Group")	Convertible loan	$23,552	$—	$6,939	$30,491
Sanity Group	Common shares	$3,968	$—	$(893)	$3,075
		$49,548	$4,127	$3,456	$57,131
Phylos Bioscience Inc.
In December 2025, the secured convertible loan agreement (the “Secured Convertible Loan Agreement”) entered into on May 25, 2023 was amended to provide for additional advances of up to US$3.0 million, increasing the total aggregate principal amount available under the agreement to US$10.0 million. The amendment also revised certain milestones, maturity, conversion and warrant terms, and introduced provisions for the suspension of interest accrual commencing on May 24, 2028. During the three and six months ended March 31, 2026, the Company advanced US$1,181 ($1,617) and US$3,000 ($4,127), respectively to Phylos in accordance with the amended Secured Convertible Loan Agreement.

11.    DERIVATIVE LIABILITIES
The following table outlines changes in derivative liabilities, which are measured at fair value with changes recognized in the condensed consolidated interim statements of operations and comprehensive (loss) income.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    9

	MARCH 31, 2026		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$12,357	$—	$28,821	$—
Secured Convertible Loan Agreement	—	—	11	—
Warrants	1,782	—	—	5,506
	$14,139	$—	$28,832	$5,506

i.    Top-up Rights
As at March 31, 2026, the Company revalued the top-up rights (the "Top-up Rights") of BAT to an estimated fair value of $12,357 (September 30, 2025 – $28,821). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and six months ended March 31, 2026 of $4,307 and $16,464 (March 31, 2025 – $20,487 and $1,542).

The following inputs were used to estimate the fair value of the Top-up Rights at March 31, 2026 and September 30, 2025:

	MARCH 31, 2026
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.90 - $3.00
Risk free interest rate	2.33% - 2.93%	2.82%	2.92%	2.91%	2.70%
Expected future volatility of Common Shares	55.00% - 70.00%	60.00%	70.00%	70.00%	40.00%
Expected life (years)	0.31 - 3.12	2.01	3.00	2.89	0.04
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.20 - $2.23
Risk free interest rate	2.44% - 2.57%	2.50%	2.48%	2.46%	3.10%
Expected future volatility of Common Shares	60.00% - 70.00%	70.00%	70.00%	70.00%	40.00%
Expected life (years)	1.42 - 3.26	2.42	2.10	1.75	0.34
Forfeiture rate	10%	—%	25%	5%	—%

ii.    Warrants
During the three and six months ended March 31, 2026, no warrants were exercised. As at March 31, 2026, the Company revalued the derivative liability for warrants to an estimated fair value of $1,782 (September 30, 2025 – $5,506). The Company recorded a decrease in the estimated fair value of the derivative liabilities for the three and six months ended March 31, 2026 of $2,862 and $3,724 (March 31, 2025 – decrease of $2,398 and $5,746), respectively.

The following inputs were used to estimate the fair value of the warrants as at March 31, 2026:

MARCH 31, 2026
Risk free interest rate	2.79%
Life of Warrants (years)	2.01
Market price of Common Shares	$1.85
Expected future volatility of Common Shares	72.20%
Fair value per Warrant	$0.40

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    10

12.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at March 31, 2026 and September 30, 2025 consists of:

	MARCH 31, 2026		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$957	$7,241	$979	$7,748
Contingent consideration (Note 20)	510	$—	6,719	5,015
Deferred consideration	—	$—	357	—
Long-term debt	—	—	25	—
	$1,467	$7,241	$8,080	$12,763
i.    Contingent consideration
As at March 31, 2026, the fair value of the contingent consideration was $510. During the three and six months ended March 31, 2026, the Company recognized a fair value gain of $4,810 and $3,701 in the condensed consolidated interim statements of operations and comprehensive (loss) income. The decrease of the contingent consideration liabilities reflects updated expectations related to achievement of the CPL earnout payment.

13.    PREFERRED SHARES
As at March 31, 2026, the Company revalued the Preferred Shares to an estimated fair value of $53,514 (September 30, 2025 – $68,653). For the three and six months ended March 31, 2026, the Company recognized a fair value gain of $1,502 and $15,139 (March 31, 2025 – $14,825 and $11,089), respectively in the condensed consolidated interim statements of operations and comprehensive (loss) income.

14.    SHARE CAPITAL
i.    Issuances of share capital
The CPL acquisition
During the six months ended March 31, 2026, the Company issued 1,195,397 Common Shares on CPL's achievement of the first earnout milestone set in the CPL share purchase agreement for share consideration of $2,303, less share issuance costs of $51 (Note 20).

Exercise of stock options
During the six months ended March 31, 2026, 3,350 (March 31, 2025 – nil) share options were exercised at an average exercise price of $1.90 (March 31, 2025 - $nil) for an increase of $11 (March 31, 2025 - $nil) to share capital and a decrease to equity reserves of $5 (March 31, 2025 - $nil).

Exercise of restricted share units ("RSUs")
During the six months ended March 31, 2026, 720,429 (March 31, 2025 – 452,273) RSUs were exercised for an increase of $1,576 (March 31, 2025 – $1,363) to share capital and a decrease to equity reserves of $1,576 (March 31, 2025 – $1,363).

Exercise of performance share units ("PSUs")
During the six months ended March 31, 2026, 88,485 (March 31, 2025 – 1,801) PSUs were exercised for an increase of $438 (March 31, 2025 – $15) to share capital and a decrease to equity reserves of $438 (March 31, 2025 - decrease of $15).

ii.    Share-based compensation
During the three and six months ended March 31, 2026, the Company recognized total share-based compensation charges, including those related to production employees which are charged to biological assets and inventory, of $728 and $1,498 (March 31, 2025 – $938 and $2,263), respectively.

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the six months ended March 31, 2026:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2025	2,301,674	$10.03
Exercised	(3,350)	1.90
Expired	(168,316)	7.95
Balance - March 31, 2026	2,130,008	$10.20
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For the three and six months ended March 31, 2026, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $nil and $nil (March 31, 2025 – $10 and $23), respectively, related to the Company’s stock option plan.

Restricted share units
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2025	2,996,794
Granted	1,144,083
Exercised	(720,429)
Cancelled / Forfeited	(242,412)
Balance - March 31, 2026	3,178,036

The estimated fair value of the equity settled RSUs granted during the six months ended March 31, 2026 was $2,426 (March 31, 2025 – $2,490), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three and six months ended March 31, 2026, $641 and $1,564 (March 31, 2025 – $770 and $1,841), respectively, has been recognized as share-based compensation expense.

Performance share units
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2025	1,677,762
Granted	728,261
Exercised	(88,485)
Cancelled / Forfeited	(371,139)
Balance - March 31, 2026	1,946,399

The estimated fair value of the equity-settled PSUs granted during the six months ended March 31, 2026 was $1,066 (March 31, 2025 – $812), which was based on the Company’s share price at the grant date, adjusted for an estimate of the likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three and six months ended March 31, 2026, expense (recovery) of $87 and $(66) (March 31, 2025 – expense of $158 and $399), respectively, has been recognized as share-based compensation expense.

15.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

Management and Board Compensation
For the three and six months ended March 31, 2026 and March 31, 2025, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025	MARCH 31, 2026	MARCH 31, 2025
Salaries and bonus	$1,617	$1,324	$2,994	$2,626
Share-based compensation	511	646	987	1,421
Total key management compensation	$2,128	$1,970	$3,981	$4,047

During the three and six months ended March 31, 2026, nil and 650,061 RSUs (March 31, 2025 – nil and 404,905), respectively were granted to key management personnel with an aggregate fair value of $nil and $1,586 (March 31, 2025 – $nil and $1,538), respectively. In addition, for the three and six months ended March 31, 2026, nil and 379,254 PSUs (March
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    12

31, 2025 – nil and 404,905), respectively, were issued to key management personnel with an aggregate fair value of $nil and $925 (March 31, 2025 – $nil and $457), respectively.

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and six months ended March 31, 2026, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $675 and $1,350 (March 31, 2025 – $824 and $1,242), respectively, of direct expenses and the Company incurred $1,080 and $2,307 (March 31, 2025 – $1,450 and $2,924), respectively, of direct expenses and capital expenditures of $nil and $nil (March 31, 2025 – $nil and $nil), respectively, related to the Center of Excellence. The Company recorded in the three and six months ended March 31, 2026, $877 and $1,828 (March 31, 2025 – $1,137 and $2,083), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive (loss) income. For the three and six months ended March 31, 2026, the Company recorded $nil and $nil (March 31, 2025 – $nil and $nil), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At March 31, 2026, there is a balance receivable from BAT of $971 (September 30, 2025 – $2,001).

In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million follow-on BAT investment, whereby BAT, agreed to subscribe for a total of 38,679,525 Common Shares and Preferred Shares (the "Shares") at a price of $3.2203 per Share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. On February 28, 2025, the Company closed the third and final tranche of the follow-on BAT investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company.

16.     CAPITAL MANAGEMENT
The Company's capital consists of derivative liabilities, preferred shares, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at March 31, 2026 is $439,465 (September 30, 2025 - $452,146). Equity reserves are comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants classified as equity. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in WHC.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the period.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    13

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement, as amended, was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

The fair value of the convertible note issued by Sanity Group to the Company and the Company's equity interest in the Sanity Group was determined using the current value method and is primarily based on Level 3 unobservable inputs. Under this method, it is assumed that Sanity Group would be sold as of March 31, 2026, with the resulting proceeds distributed in accordance with investors’ liquidation rights. The key input to the valuation is the estimated equity value of Sanity Group, derived from the fair value of the deemed purchase consideration and incorporating assumptions related to forecast revenues and expenses, volatility assumptions, and discount rate.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $536 or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $562.

The fair value of the additional contingent share consideration payable to Motif's former shareholders in connection with the Company's acquisition of Motif in December 2024 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent share consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the additional contingent consideration payable to CPL's former shareholders in connection with the Company's acquisition of CPL in March 2025 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of CPL achieving its milestones. The key inputs used in the model are revenue, discount rate, revenue and asset volatility and risk free rate.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

For the three and six months ended March 31, 2026, and March 31, 2025, the Company recorded the following fair value changes related to its financial instruments:

	THREE MONTHS ENDED			SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025	0	MARCH 31, 2026	0	MARCH 31, 2025
Investment in Phylos	$(216)	$(1,048)	$—	$2,672	$—	$(3,519)
Investment in OBX	(137)	(67)	—	(204)	—	(355)
Investment in Sanity Group (convertible loan)	(6,239)	(1,678)	—	(6,939)	—	(2,829)
Investment in Sanity Group (common shares)	780	(386)	—	893	—	(339)
Top-up Rights	(4,307)	(20,487)	—	(16,464)	—	(1,542)
Commitment to fund third tranche of Phylos convertible loan	(41)	—	—	(11)	—	(304)
Commitment to issue Preferred Shares	—	(6,266)	—	—	—	(6,937)
Warrants	(2,862)	(2,398)	—	(3,724)	—	(5,746)
Preferred shares	(1,502)	(14,825)	—	(15,139)	—	(11,089)
	$(14,524)	$(47,155)	$—	$(38,916)	$—	$(32,660)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    14

Additionally, for the three and six months ended March 31, 2026, and March 31, 2025, the Company also fair valued its investment in WHC and recognized a decrease in fair value of $297 and $122 (March 31, 2025 – decrease of $438 and $198) in the consolidated statements of operations and comprehensive income (loss) within other comprehensive income (loss).

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of the international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, restricted cash, short-term investments, accounts and other receivables and other financial assets on the statement of financial position at March 31, 2026 approximates $165,273 (September 30, 2025 – $198,827).

As of March 31, 2026 and September 30, 2025, the Company’s aging of trade receivables was as follows:

	MARCH 31, 2026	SEPTEMBER 30, 2025
0-90 days	$45,573	$56,442
More than 90 days	12,341	12,846
Gross trade receivables	$57,914	$69,288
Less: Expected credit losses and reserve for product returns and price adjustments	(6,293)	(5,703)
	$51,621	$63,585

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At March 31, 2026, the Company had $4,292 (September 30, 2025 – $28,200) of cash (unrestricted) and working capital of $161,341 (September 30, 2025 – $158,738).

Subsequent to March 31, 2026, the Company completed the acquisition of Sanity Group and related financing transactions, including a private placement and the establishment of senior secured credit facilities. These transactions are expected to strengthen the Company’s liquidity position and provide additional funding capacity to support ongoing operations and integration activities. If necessary, the Company may access additional liquidity through the capital markets, including both debt and equity financing.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at March 31, 2026:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	73,139	73,139	73,139	—	—	—
Lease obligations	8,198	10,478	1,531	3,197	2,818	2,932
	$81,337	$83,617	$74,670	$3,197	$2,818	$2,932

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $930 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

18.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    15

Gross revenue for the three and six months ended March 31, 2026 and March 31, 2025 is disaggregated as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025	MARCH 31, 2026	MARCH 31, 2025
Recreational revenue (Canadian)	$83,498	$93,126	$171,329	$155,760
Wholesale to licensed producers (Canadian)	2,927	2,858	6,519	3,204
International wholesale	6,090	6,069	11,132	9,399
Direct to patient medical and medical wholesale revenue (Canadian)	652	710	1,410	1,206
Other revenue	83	—	158	—
Gross revenue	$93,250	$102,763	$190,548	$169,569
Excise taxes	(33,456)	(37,163)	(67,216)	(61,239)
Net revenue	$59,794	$65,600	$123,332	$108,330

Recreational revenue is primarily generated from sales to provincial government distributors and large retailers that sell cannabis through their respective distribution networks. International and domestic wholesale revenue consists of bulk shipments to other cannabis companies, including Licensed Producers, for further processing and resale to end customers.

During the three and six months ended March 31, 2026, the Company had four and four customers (March 31, 2025 – three and four customers), respectively, that individually represented more than 10% of the Company’s net revenue.

19.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2026	MARCH 31, 2025	MARCH 31, 2026	MARCH 31, 2025
Office and general	$5,829	$4,586	$10,489	$8,027
Wages and benefits	4,783	6,278	9,790	11,266
Professional fees	1,803	1,480	4,481	2,956
Depreciation and amortization	2,167	2,204	4,382	3,261
Travel and accommodation	145	216	301	370
Utilities	208	203	442	320
Total general and administrative expenses	$14,935	$14,967	$29,885	$26,200

20.    ACQUISITION OF SUBSIDIARIES
i.Acquisition of CPL
During the three and six months ended March 31, 2026, the Company finalized the purchase price allocation for the acquisition of CPL, which had been accounted for on a provisional basis in prior periods. There were no material adjustments to the provisional amounts recognized at the acquisition date. Accordingly, the amounts recognized for identifiable assets acquired, liabilities assumed, and goodwill remain consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended September 30, 2025.

The contingent consideration is measured at fair value at each reporting date. As at March 31, 2026, the fair value of the contingent consideration was $510. During the three and six months ended March 31, 2026, the Company recognized a fair value gain of $4,810 and $3,701 in the condensed consolidated interim statements of operations and comprehensive (loss) income. The decrease of the contingent consideration liabilities reflects updated expectations related to achievement of the CPL earnout payment. The total contingent consideration is included in the other current liabilities.
In February 2026, the Company settled the First Earnout of $4,605 through a combination of cash and the issuance of common shares.

21.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company has one operating segment.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    16

22.    SUBSEQUENT EVENTS
In April 2026, subsequent to the reporting date, the Company completed the acquisition of Sanity Group pursuant to a share purchase agreement dated February 18, 2026. A wholly owned subsidiary of the Company acquired all of the issued and outstanding shares of Sanity Group not already owned by the Company for an upfront consideration of €107.3 million ($174.2 million), comprising €78.0 million ($126.8 million) in cash and €29.3 million ($47.4 million) in share consideration. In addition, Sanity shareholders are entitled to receive an additional contingent consideration of up to €113.8 million ($184.4 million) comprising €20 million ($32.4 million) in cash and €93.8 million ($152.0 million) in share consideration. The amount of contingent consideration is dependent on Sanity's post-acquisition net revenue and EBITDA performance.

In connection with the acquisition, the Company completed a private placement financing with BAT for gross proceeds of €40.3 million ($65.2 million) and entered into senior secured credit facilities of up to $60.0 million with ATB Financial. The credit facilities consist of a term loan, revolving credit facility, and operating line, maturing in April 2029. Of the total facility, $20.0 million was drawn under the term loan to fund the acquisition.

As a result of the acquisition, restricted cash was fully utilized in accordance with its designated purpose.

As the acquisition was completed after the reporting date, it has not been recognized in these interim condensed consolidated financial statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2026 AND 2025    17

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